Exhibit 99.1

Sesa Sterlite Limited

(Formerly known as Sesa Goa Limited)

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.sesasterlite.com

29 April 2014

Sesa Sterlite releases strong First Annual Consolidated Results

Mumbai, India: Sesa Sterlite Limited (“Sesa Sterlite” or “the Company”) today announced its audited consolidated results for the fourth quarter (Q4) and full year ended 31 March 2014 (FY 2014). The Sesa Sterlite merger and the Vedanta Group consolidation was completed in August 2013 and hence the actual Q3, Q4 and FY 2014 numbers are not comparable with those of the corresponding prior periods.

Financial Highlights

•	Q4 FY 2014 Revenues 7% higher at Rs.20,784 crore, as compared with Rs.19,414 crore in Q3, on account of higher volumes across businesses

•	FY 2014 Proforma Revenues remained strong at Rs.72,591 crore, on account of higher volumes at Zinc India, Oil & Gas, Aluminium businesses and INR depreciation

•	FY 2014 Proforma EBITDA at Rs.25,665 crore; strong EBITDA margin of 47%[1]

•	FY 2014 Proforma Attributable PAT at Rs.5,005 crore

•	Contribution of Rs.31,100 crore to the Indian Exchequer during the year, in terms of taxes, duties, royalties and profit petroleum

•	Strong balance sheet with Cash & Cash equivalents of over Rs.50,000 crore

•	Gross debt reduced by Rs.3,400 crore during the quarter

•	Final dividend of Rs.1.75 per share, taking the total dividend for FY 2014 to Rs.3.25 per share

Operational Highlights

•	Record oil and gas production at Rajasthan- achieved milestone of over 200kbopd in March 2014 and cumulative production of over 215 million barrels till end of FY 2014

•	Achieved reserve replacement ratio of 100% for Oil and Gas business

•	On-going oil and gas exploration program in Rajasthan led to establishment of 6 discoveries and addition of over 1 billion barrels of oil in place resources

•	Record mined and integrated metal production at Zinc India

•	Continued strong operating performance at Aluminium business

•	Strong utilization at the Tuticorin copper smelter

•	Iron Ore mining ban in Goa lifted by the Honourable Supreme Court, with an interim state-wide annual production cap of 20 mt, with conditions

•	First metal tapped at BALCO 325kt aluminium smelter during Q4

•	2nd 80MW unit of power plant at Tuticorin commissioned during Q4

Mr. Navin Agarwal, Chairman: “The Sesa Sterlite merger was completed last year, we have reconstituted the board, and the merged entity has delivered a strong performance in FY 2014. We are focused on optimizing our assets, growing production with continued cost control, and generating strong cash flows across all businesses. I am confident that Sesa Sterlite will continue to create value for all stakeholders.”

[1]	Excludes custom smelting at Zinc and Copper India operations

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 1 of 18
CIN: L13209GA1965PLC000044

Results for the Fourth Quarter and Full Year Ended 31 March 2014

Consolidated Financial Performance

The Sesa Sterlite merger and the Vedanta Group consolidation was completed in August 2013, hence the adjusted proforma numbers are more representative of the performance during the quarter and full year.

Full year actual financial numbers include results of all consolidating entities of Sesa Sterlite Limited for the full year, except Cairn India, which is consolidated from 26 August 2013. Hence, the company has drawn an adjusted proforma account for FY 2014 to indicate the performance during the period, had the merger been effected from beginning of the period. The adjusted proforma numbers also excludes the impact of a one-time tax benefit during Q2, at the time of the merger. Similarly, the adjusted proforma numbers for FY 2013 have been prepared on the same lines, as if the restructuring and full consolidation had taken place as of 1 April 2012.

In line with the Q3 adjusted proforma numbers, Q4 adjusted proforma have been provided to reflect the goodwill amortisation on the basis of production at Lisheen mine as compared to the accelerated amortisation carried out in Q2 actuals. However, an additional amount of Rs.298 crore for goodwill of Lisheen mine has been provided in Q4 adjusted proforma to align the full year amortisation charge between actual and adjusted proforma numbers.

The adjusted proforma financial information has been prepared for illustrative purposes only and, because of its nature, addresses an assumed situation and therefore does not reflect the Group’s reported financial results.

(In Rs. crore, except as stated)

FY2013 (Adjusted Proforma)		Q4		Q3	Full Year
	Particulars	FY2014 (Actual)	FY2014 (Adjusted Proforma)	FY2014 (Adjusted Proforma)	FY2014 (Actual)	FY2014 (Adjusted Proforma)
71,780	Net Sales/Income from operations	20,784	20,784	19,414	65,733	72,591
25,232	EBITDA	6,665	6,665	6,565	20,407	25,665
48%	EBITDA margin[1]	45%	45%	48%	43%	47%
4,664	Finance cost	1,537	1,537	1,530	5,094	6,111
2,953	Other Income	764	764	390	2,074	2,210
(154)	Forex loss/ (gain)	30	30	(82)	735	(505)
23,355	Profit before Depreciation and Taxes	5,961	5,961	5,432	16,604	21,999
4,948	Depreciation	1,469	1,469	1,415	4,702	5,584
2,620	Amortisation of goodwill	525	924	678	2,180	2,840
15,788	Profit before Exceptional items	3,968	3,569	3,339	9,721	13,576
139	Exceptional Items	167	167	—	229	229
1,024	Taxes (Credits)	328	328	(139)	(847)	1,000
14,625	Profit After Taxes	3,473	3,074	3,478	10,339	12,347
7,373	Minority Interest	1,852	1,852	1,698	5,123	7,342
—	Share in Profit/(Loss) of Associate	—	—	—	1,082	—
7,252	Attributable PAT after exceptional item	1,622	1,222	1,780	6,299	5,005
24.46	Basic Earnings per Share (Rs./share)	5.47	4.12	6.00	21.46	16.88
7,649	Underlying attributable PAT[2]	1,676	1,277	1,650	6,911	5,020
25.80	Underlying Earnings per Share[2] (Rs./share)	5.71	4.31	5.57	23.54	16.93
54.45	Exchange rate (Rs./$) – Average	61.79	61.79	62.03	60.50	60.50
54.39	Exchange rate (Rs./$) – Closing	60.10	60.10	61.90	60.10	60.10

1.	Excludes custom smelting at Zinc and Copper India operations
2.	Based on profit for the period after adding back exceptional items and other gains and losses, and their resultant tax and minority interest effects

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 2 of 18
CIN: L13209GA1965PLC000044

Results for the Fourth Quarter and Full Year Ended 31 March 2014

Revenues during Q4 were 7% higher compared with Q3, on account of higher volumes across businesses. During FY 2014 adjusted proforma revenue remained strong on account of higher volumes at Zinc India, Oil & Gas, aluminium business and INR depreciation despite temporary closure of Copper India operations in Q1, suspension of iron ore mining operations and lower commodity prices.

EBITDA during Q4 was up 2% compared with Q3, with a consistent EBITDA margin of 45%. Adjusted proforma EBITDA for FY 2014 was up 2% with a strong EBITDA margin of 47%, on account of better operating performance at Cairn India, Zinc India and Jharsuguda aluminium smelter, partially offset by lower EBITDA due to reduced volumes at the Iron Ore business, Australian copper mines and Zinc International. The INR depreciation helped to mitigate the impact of lower commodity prices.

Depreciation during Q4 was broadly in line with Q3. Depreciation and amortisation for FY 2014 was higher on account of capitalisation of wells at the Oil and Gas business and accelerated goodwill amortisation at Lisheen.

Interest cost for Q4 was in-line with Q3. Adjusted proforma interest cost was higher for FY 2014 on account of cessation of interest capitalization for the Jharsuguda-II smelter, higher cost on refinancing of Cairn acquisition related borrowings and impact of INR depreciation on interest charged on foreign currency borrowings.

Other income during Q4 was higher compared with Q3, on account of higher recognition of income on maturity of Investments at Cairn India and Zinc India. Other income for FY 2014 was lower on account of non-consideration of accrued interest on Fixed Maturity Plans (FMPs). Most of these FMPs are maturing in the first half of FY 2015, where the interest income will now be recognised.

During Q4, there were exceptional items charge of Rs.167 crore, which included Rs.67 crore on account of idle assets at the Lanjigarh alumina refinery relating to the Niyamgiri mining project and Rs.100 crore on account of payment of land tax to the Goa state government for mining dumps pertaining to earlier years. During the year we had an additional exceptional charge of Rs.62 crore on account of voluntary retirement expenses at Zinc India.

During Q4, there was a forex loss of Rs.30 crore. A marginal INR appreciation led to a loss on US dollar deposits at Cairn India, which was more than offset by the MTM gain on the foreign currency loans. During FY 2014, there was a net forex gain of Rs.505 crore. The INR depreciation resulted in a gain on the US dollar deposits at Cairn India, which was partially offset by the MTM loss on foreign currency loans.

Profit after tax for FY 2014 was lower due to higher depreciation and amortisation; higher finance cost and lower other income despite higher EBITDA. Minority interest percentage was higher during FY 2014 on account of higher profits from Zinc India and Cairn India.

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 3 of 18
CIN: L13209GA1965PLC000044

Results for the Fourth Quarter and Full Year Ended 31 March 2014

Balance Sheet

We continue to have a strong balance sheet with cash and liquid investments of Rs.50,797 crore as on 31 March 2014 which is mostly invested in debt related mutual funds, bank deposits and bonds. Gross debt at Sesa Sterlite was Rs.80,566 crore as at 31 March 2014. This comprises long term loans of Rs.68,381 crore and short term working capital loans of Rs.12,185 crore. The loan in INR currency is Rs.26,809 crore and the balance Rs.53,757 crore is in US dollar. Average rate of borrowing was 8.3% in FY 2013-14. Average debt maturity is 3.4 years. On a consolidated basis, the debt equity ratio is healthy at 0.8. The Company continues to have its long-term rating at AA+/Stable from CRISIL.

Dividend

The Board has declared a final dividend of Rs.1.75 per share. The total dividend, including the interim dividend for FY 2014 is Rs.3.25 per share. The total dividend outgo for the year will be Rs.963 crore.

Corporate

The Board has approved the merger of Goa Energy Limited and Sterlite Infra Limited with Sesa Sterlite Limited. Both Goa Energy Limited and Sterlite Infra Limited are wholly owned subsidiaries of Sesa Sterlite Limited. Hence, no shares are proposed to be issued under the merger. The merger is subject to the approval of jurisdictional High Courts and other statutory authorities as may be applicable.

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 4 of 18
CIN: L13209GA1965PLC000044

Results for the Fourth Quarter and Full Year Ended 31 March 2014

Zinc India Business

	Q4			Q3	Full Year
Particulars	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
Production (in’000 tonnes, or as stated)
Mined metal content	200	260	(23%)	220	880	870	1%
Refined Zinc – Total	182	182	—	196	749	677	11%
Refined Zinc – Integrated	179	181	(1%)	196	743	660	13%
Refined Zinc – Custom	4	0	—	—	6	17	—
Refined Lead – Total [1]	38	35	10%	27	130	125	4%
Refined Lead – Integrated	31	32	(2%)	27	118	107	10%
Refined Lead – Custom	7	3	—	—	12	18	—
Saleable Silver – Total (in tonnes) [2]	91	108	(16%)	73	350	374	(6%)
Saleable Silver – Integrated (in tonnes)	68	91	(25%)	72	301	288	4%
Saleable Silver – Custom (in tonnes)	23	17	34%	1	49	86	(43%)

Financials (In Rs. crore, except as stated)
Revenue	3,559	3,820	(7%)	3,388	13,281	12,324	8%
EBITDA	1,711	2,098	(18%)	1,810	6,804	6,339	7%
Zinc CoP without Royalty (Rs./MT)	55,500	44,900	24%	52,000	51,100	45,500	12%
Zinc CoP without Royalty ($/MT)	899	829	8%	840	844	835	1%
Zinc CoP with Royalty ($/MT)	1,068	998	7%	1,000	1,005	998	1%
Zinc LME Price ($/MT)	2,029	2,033	0%	1,907	1,909	1,948	(2%)
Lead LME Price ($/MT)	2,106	2,301	(8%)	2,111	2,092	2,113	(1%)
Silver LBMA Price ($/oz)	20	30	(32%)	21	21	31	(30%)

1.	Includes captive consumption of 1,991 tonnes in Q4 FY 2014 vs. 1,777 tonnes in Q4 FY 2013, and 7,262 tonnes in FY 2014 vs. 6,500 tonnes in FY 2013
2.	Excludes captive consumption of 10 tonnes in Q4 FY 2014 vs. 9 tonnes in Q4 FY 2013, and 38 tonnes in FY 2014 vs. 34 tonnes in FY 2013

Operational Performance

Mined metal production for the year was 880,000 tonnes, marginally higher than the previous year, and a record. Production in H2 was lower than what we had planned initially due to slower than expected ramp up of underground mining projects and changes in the mining sequence, wherein preference was given to the primary mine development.

Integrated production of refined metal during the year was highest ever due to operational efficiencies and higher availability of smelters. Full year integrated production of refined zinc, lead and silver were higher by 13%, 10% and 4% respectively.

The zinc metal cost of production before royalty in FY 2014 was 12% higher in INR terms and 1% higher in USD terms as compared with the previous year. The increase in INR terms was driven by currency depreciation of 11%, significantly lower acid credits and higher mine development and diesel costs.

The cost of production for Q4 FY 2014 was 24% higher in INR terms and 8% higher in USD terms as compared with the corresponding prior periods. The increase in INR terms was due to 14% currency depreciation, lower mined metal production and higher mine development cost.

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 5 of 18
CIN: L13209GA1965PLC000044

Results for the Fourth Quarter and Full Year Ended 31 March 2014

Financial Performance

FY 2014 EBITDA was up 7% due to higher integrated metal volumes and INR depreciation, partially offset by lower metal prices. Q4 EBITDA was 18% lower mainly due to lower volumes and lower metal prices.

Expansion Projects

The Kayad and Rampura Agucha (RA) underground mine projects commenced commercial production during the year and after initial difficulties, are now ramping up well. We are also evaluating optimizing the RA open pit, to ensure consistent output from the mine. The Sindesar Khurd expansion project is as per schedule.

During the year, total mine development increased by over 75%, marking the beginning of transition from open-cast to underground mining.

Capital expenditure for the year was US$243 million and is expected to be c.US$250 million in FY 2015.

Reserves and Resources

In FY 2014, there was a gross addition of 26.1 million tonnes to reserves and resources, prior to a depletion of 9.3 million tonnes. The contained zinc-lead metal increased by 1.1 million tonnes, prior to depletion of 0.9 million tonnes. Total reserves and resources at March 31, 2014 were 365.1 million tonnes containing 35.2 million tonnes of zinc-lead metal and 28,804 tonnes of silver. Overall mine life continues to be 25+ years.

Outlook

Rampura Agucha will continue to provide the majority of mined metal in FY 2015. The Rampura Agucha underground mine is now developing as per expectations. In FY 2015, mined metal and integrated refined metal production including silver, is expected to be marginally higher from FY 2014. The cost of production is expected to remain stable.

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 6 of 18
CIN: L13209GA1965PLC000044

Results for the Fourth Quarter and Full Year Ended 31 March 2014

Zinc - International Business

	Q4			Q3	Full Year
Particulars	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
Production (in’000 tonnes, or as stated)
Refined Zinc – Skorpion	33	36	(9%)	23	125	145	(14%)
Mined metal content- BMM and Lisheen	50	65	(24%)	62	239	280	(15%)

Total	83	102	(19%)	84	364	426	(15%)

Financials (In Rs. crore, except as stated)
Revenue	1,165	1,130	3%	764	4,015	4,331	(7%)
EBITDA	441	434	2%	149	1,282	1,603	(20%)
CoP – ($/MT)	1,203	1,121	7%	1,257	1,167	1,092	7%
Zinc LME Price ($/MT)	2,029	2,033	0%	1,907	1,909	1,948	(2%)
Lead LME Price ($/MT)	2,106	2,301	(8%)	2,111	2,092	2,113	(1%)

Operational Performance

During Q4 FY 2014, refined zinc production at Skorpion was higher than Q3 by 10,000 tonnes consequent to ramp up after an unplanned shutdown in Q3 FY 2014. However, this was offset by lower mined metal production at BMM and Lisheen due to lower ore grades. Total production in Q4 remained in line with Q3, though the full year production was 15% lower on account of disruptions in production caused by accidents at Lisheen and BMM in Q1 FY 2014 and the unplanned shutdown at Skorpion in Q3 FY 2014. COP for the year was higher due to the lower volumes.

Financial Performance

EBITDA for Q4 was higher despite lower production due to higher inventory sales. Full year EBITDA was 20% lower due to lower volumes, higher COP and marginally lower LME prices.

Outlook

The Lisheen mine is scheduled for closure in CY 2015 and we are looking at further exploration opportunities. At Skorpion and BMM, we are conducting studies to extend the mine life. We are also evaluating installing a roaster at the Skorpion Refinery to treat sulphide ores from BMM and other neighbouring mines.

We expect FY 2015 volumes at Zinc International to remain in line with FY 2014, with a drop in Lisheen production expected to be compensated by Skorpion and BMM.

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 7 of 18
CIN: L13209GA1965PLC000044

Results for the Fourth Quarter and Full Year Ended 31 March 2014

Oil & Gas Business

Particulars	Q4 FY2014 (Actual)	Q3 FY2014 (Actual)	Full Year FY2014 (Adjusted Proforma)	Full Year FY2014 (Actual) ¹
Production (in boepd, or as stated)
Average Daily Gross Operated Production	2,24,429	2,24,493	2,18,651	2,18,651
Rajasthan	1,90,881	1,86,359	1,81,530	1,81,530
Ravva	24,225	27,857	27,386	27,386
Cambay	9,323	10,277	9,735	9,735
Average Daily Working Interest Production	1,42,796	1,40,830	1,37,127	1,37,127
Rajasthan	1,33,616	1,30,451	1,27,071	1,27,071
Ravva	5,451	6,268	6,162	6,162
Cambay	3,729	4,111	3,894	3,894
Total Oil and Gas (million boe)
Oil & Gas- Gross	20.20	20.65	79.81	40.45
Oil & Gas-Working Interest	12.85	12.96	50.05	30.58
Financials (In Rs. crore, except as stated)
Revenue	5,049	5,000	18,762	11,904
EBITDA	3,654	3,555	13,877	8,620
Average Price Realisation - Oil & Gas ($/boe)	94.4	94.9	94.5	94.9
Brent Price ($/bbl)	108	109	108	109

Note:

¹	Sesa Sterlite acquired a 38.7% stake in Cairn India Limited, effective 26th August 2013. This has increased the company’s stake in Cairn India from 20.1% to 58.8%. The total oil and gas production (in million boe) and Financials (in Rs.crore) in the ‘Twelve Months FY 2014 (Actual)’ are for the period from 26 August 2013. However, the average daily gross operated and working interest production numbers in ‘Twelve Months FY 2014 (Actual)’are on proforma basis for twelve months.

Operational Performance

Cairn achieved average gross production of 218,651 barrels of oil equivalent per day (boepd) for FY 2014, 6% higher than the previous year. During the year, the Company’s operations helped reduce nation’s dependence on oil imports by US$ 7.5 billion and contributed Rs.24,299 crore to the government exchequers.

In Rajasthan, the Company successfully achieved its target FY 2014 exit rate of production of 200,000 boepd. During the quarter, the Rajasthan Block produced 17.2 mmboe of oil equivalent, achieving record total production for the year of 66.3 mmboe. In the process, the Block also reached a landmark cumulative crude oil production milestone of 200 mmbbls.

A total of 129 new wells were brought on production during the year, with 45 wells added in Q4 FY 2014. This has led to the Rajasthan Block achieving gross average production of 181,530 boepd for FY 2014, up 7% YoY.

In FY 2014, Development Area (DA)-1, comprising the Mangala, Aishwariya, Saraswati and Raageshwari oil & gas fields, produced a gross average of 156,662 boepd, up 6% YoY with the Mangala field being the largest contributor and the Aishwariya field adding to the volume growth. During the year, DA 2, comprising the Bhagyam field, produced a gross average of 24,867 boepd, up 15% YoY as a result of the infill drilling program.

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 8 of 18
CIN: L13209GA1965PLC000044

Results for the Fourth Quarter and Full Year Ended 31 March 2014

In FY 2014, production at Cambay was 44% higher yoy at 9,735 boepd, due to the infill drilling campaign that was completed in FY 2013. Production at Ravva was lower in FY 2014 at 27,386 boepd though recovery rates continue to be over 47%.

Financial Performance

Revenue for Q4, post profit sharing with the Government of India and the royalty expense in the Rajasthan block, was up 1% QoQ driven by higher entitlement revenue. The operating expense during Q4 was higher due to maintenance activities carried out. Expenditure on Cess was lower on account of reversal of levy of Education Cess and SHE cess of 3% on Oil Cess following the order of Central Bureau of Excise & Customs. Consequently, EBITDA for the quarter was up 3% QoQ.

Revenue for FY 2014, post profit sharing with the GoI and the royalty expense in the Rajasthan block, was up 7% YoY driven by increase in working interest volume and benefit from INR depreciation. This increase has been partly offset by higher profit sharing with GoI in DA1 consequent to tranche change.

EBITDA FY 2014 was up 7% compared to the previous year. The operating expenses for the year increased primarily due to increase in production from Rajasthan block and increased maintenance and operation activities. Employee benefit expense for the year was higher primarily due to change in measurement of outstanding stock option liabilities using the Fair value method (Black-Scholes) as against the previously followed intrinsic value method.

Exploration

Rajasthan - During the year, Cairn India has added significant oil in place resources of over 1 billion boe to the existing 4.2 billion boe. Out of the 17 wells drilled since resumption of exploration in 2013, over 80% have shown hydrocarbons and the company has established 6 discoveries (2 in the Q4 FY 2014 and 1 in April 2014) and opened up 5 new play types. In addition, 266 square km (14%) of the planned 1900 square km of 3D seismic data acquisition has been completed.

Ravva - The drilling of a ‘high temperature, high pressure’ prospect reached a depth of 2720m. The campaign has witnessed some weather and operational challenges. However, the Company expects to complete the drilling activity before the onset of monsoons.

KG Onshore - The extended flow test on Nagayalanka-1z-ST appraisal well was completed in March 2014 and the maximum combined flow rate achieved was ~850 bopd.

Other Indian assets - In KG Offshore, 1,050 square km of 3D seismic data is expected to be acquired over the course of FY 2015. A tender has been awarded for acquisition of ~2,000 line-km of 2D seismic in Mumbai Offshore block.

International assets - In Sri Lanka, discussions are ongoing with the Sri Lankan Government regarding commercial terms to monetize the discovered gas resources on the block. In South Africa, acquisition of 1,981 sq km of 3D seismic and 3,000 line km of 2D seismic data has been completed and processing is underway.

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 9 of 18
CIN: L13209GA1965PLC000044

Results for the Fourth Quarter and Full Year Ended 31 March 2014

Development

The ongoing capex program is focused on exploration and development activities across all the assets with 87% of the capex planned to be invested in the Rajasthan Block in next three years. As part of this program, plans for redevelopment of Raageshwari Deep Gas field, implementation of full field polymer flood EOR in the Bhagyam field and better reservoir performance of the Aishwariya field have led to a net addition of ~50mmboe to 2P reserves resulting in a 2P Reserve Replacement Ratio of ~100% for FY 2014.

The company is embarking on the implementation of three major development projects in the Rajasthan Block with a net Capex of US$ 2.4 bn over the next 3 years

•	Enhanced oil recovery (EOR) Project including drilling campaign and facilities upgrade: Net Capex – US$ 1.6 bn

•	Targeting first polymer injection in the Mangala field EOR project, within this fiscal and have awarded all contracts for the execution.

•	Polymer flood EOR plan is in place for Bhagyam field, JV alignment underway and plans are being prepared to extend polymer flood EOR to Aishwariya field

•	Alkaline Surfactant Polymer pilot at Mangala commenced

•	Barmer Hill development: Net Capex – US$ 0.6 bn

•	Exploration results confirm BH potential across the block

•	Replicating North American development model to scale up the development

•	Satellite fields to be put in production through Integrated Block Development Policy (IDP): Raag-S-1, the 26th discovery in DA 1, was brought on test production within a year of discovery

•	Gas development: Net Capex – US$ 0.2 bn

•	Development of Raageshwari Deep Gas field is underway

•	Upgrading RDG terminal to higher capacity and plans to create higher capacity pipeline infrastructure are ongoing to monetize additional gas potential in the block

Outlook

The company shall continue to focus on key development projects to enhance recovery with overall planned net capex of US$3 billion by FY 2017. It shall target to achieve reserve replacement ratio of 150% in next 3 years, subject to PSC extension till 2030, and a 3 year production CAGR of 7-10% from known discoveries with flat production in FY 2015 at Rajasthan.

Further exploration activity across the portfolio provides additional value upside and momentum while technology adoption supports low cost operations and development.

The industry is looking forward to PSC extension policy, fiscal model for the next round of auctions and shale gas policy for Pre-NELP and NELP blocks for future growth opportunities in India.

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 10 of 18
CIN: L13209GA1965PLC000044

Results for the Fourth Quarter and Full Year Ended 31 March 2014

Iron Ore Business

	Q4			Q3	Full Year
Particulars	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
IRON ORE ¹ (in million dry metric tonnes, or as stated)
Sales	0.0	—	—	—	0.0	3.1	—
Goa	—	—	—	—	—	3.0	—
Karnataka	0.0	—	—	—	0.0	0.1	—
Production of Saleable Ore	1.5	—	—	—	1.5	3.7	(60%)
Goa	—	—	—	—	—	3.7	—
Karnataka	1.5	—	—	—	1.5	—	—
Production (’000 tonnes)
Pig Iron	133	104	28%	139	510	308	66%
Financials (In Rs. crore, except as stated)
Revenue	545	287	90%	290	1,662	2,725	(39%)
EBITDA	(82)	(82)	—	(23)	(230)	524	(144%)

1.	Iron Ore sales include internal consumption of nil in Q4 FY 2014 vs nil in Q4 FY 2013 and nil in FY 2014 vs 0.17 million tonnes in FY 2013

Operational Performance - Goa

The Honorable Supreme Court has lifted the ban on mining in the State of Goa subject to certain conditions, vide its order dated 21 April, 2014. The Honorable Supreme Court has imposed an interim state-wide cap of 20 mtpa, subject to determination of final capacity by an Expert Committee.

Further, in its order, the Supreme Court has held that all mining leases in the State of Goa, including those of Sesa Sterlite, have expired in 2007. Consequently, no mining operations can be carried out until renewal/execution of mining lease deeds by the State government. We are working towards securing the necessary permissions for commencement of operations at the earliest.

The Supreme Court has also directed that the entire sale value arising out of e-auction of inventories be appropriated to various purposes specified in the order with only the average cost of excavation of iron ores paid to the mining lessees.

Further, for all fresh production of iron ore, a payment of 10% of sale price shall be made by all lessees towards the Goa Iron Ore Permanent Fund.

At Goa, we participated in e-auctions of inventory and sold 0.3 million tonnes during the quarter but these were not accounted for as sales since the dispatches did not take place during the quarter.

Operational Performance - Karnataka

We resumed mining on December 28, 2013 and optimized our approved annual capacity of 2.29mtpa, which resulted in a production of 1.5mt this year. However, only 27 kt was sold during the year.

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CIN: L13209GA1965PLC000044

Results for the Fourth Quarter and Full Year Ended 31 March 2014

Liberia Project

We are currently working with the government of Liberia on Infrastructure solutions for evacuation of the ore.

Reserve & Resources

We have identified significant, potentially low cost, “start-up” ores at all three Liberian projects, with tailings at Bomi and soft weathered cap ore at Bea and Mano. Initial studies indicate that these are easy to beneficiate resources. These resources have potential for further enhancement with more exploration.

Copper – India/Australia Business

	Q4			Q3	Full Year
Particulars	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
Production (in’000 tonnes, or as stated)
Copper - Mined metal content	1	7	(85%)	5	18	26	(32%)
Copper - Cathodes	98	86	14%	99	294	353	(17%)
Tuticorin power sales (million units)	144	35	—	162	601	42	—
Financials (In Rs. crore, except as stated)
Revenue	6,718	5,860	15%	6,599	20,594	21,742	(5%)
EBITDA	356	375	(5%)	392	1,176	1,217	(3%)
Net CoP – cathode (US¢/lb)	6.0	10.7	(44%)	9.6	9.7	8.7	12%
Tc/Rc (US¢/lb)	18.5	14.8	25%	16.6	16.6	12.8	30%
Copper LME Price ($/MT)	7,041	7,931	(11%)	7,153	7,103	7,853	(10%)

Operational Performance

The Tuticorin copper smelter has been performing well at significantly higher utilisation levels for the last two quarters. It operated at 98% utilisation in Q4. However, the full year production was 17% lower due to the temporary closure of the smelter in Q1 FY 2014.

In Q4, net unit cost of conversion at Copper- India was 6.0 US cents/lb compared with 10.7 US cents/lb in the prior period. Cost of production was lower due to improved operational efficiency resulting from higher volumes, lower power cost, partially offset by lower by-product (sulphuric acid) credits. Full year net unit cost of conversion was 12% higher at 9.7 US cents/lb due to temporary shutdown in Q1 and lower by product credits.

Tc/Rc in the current quarter increased to 18.5 US cents/lb, which was 25% higher as compared to the corresponding prior period. Tc/Rc is expected to remain robust on the back of rising global mine supply from brownfield and greenfield expansions.

As announced earlier, production at our Australian mine remained suspended due to a mud rush at one of the stopes in January 2014. We are working with Work Safe Tasmania to resume modified operations.

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CIN: L13209GA1965PLC000044

Results for the Fourth Quarter and Full Year Ended 31 March 2014

Financial Performance

EBITDA in Q4 was 5% lower due to Australian mine closure, although EBITDA from Tuticorin Smelter was higher on account of higher Tc/Rc and higher contribution from the 80 MW power plant, partially offset by lower by-product credit.

Projects

The company received the final regulatory approval for the second unit of the 2x80MW power plant in March 2014. Subsequently, we commissioned and capitalized this unit and generated 25 million units during Q4. The power generated at this plant will be sold externally.

Outlook

At Copper India, the Tuticorin smelter is currently undergoing a planned maintenance shutdown which started on 26 April 2014 and will last for 22 days. This shutdown will improve plant availability and reliability.

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CIN: L13209GA1965PLC000044

Results for the Fourth Quarter and Full Year Ended 31 March 2014

Aluminium Business

	Q4			Q3	Full Year
Particulars	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
Production (in’000 tonnes, or as stated)
Alumina – Lanjigarh	227	—	—	181	524	527	(1%)
Aluminium – Jharsuguda	135	133	1%	136	542	527	3%
Aluminium – BALCO	65	62	5%	64	252	247	2%
Aluminium - Total	200	195	2%	200	794	774	3%

Financials (In Rs. crore, except as stated)
Revenue	3,022	2,618	15%	2,594	10,779	10,024	8%
EBITDA – BALCO	82	85	–3%	73	272	301	(10%)
EBITDA – Vedanta Aluminium Division	447	261	71%	357	1,444	971	49%
Alumina CoP – Lanjigarh ($/MT)	357	—	—	352	358	353	1%
Alumina CoP – Lanjigarh (Rs./MT)	21,100	—	—	21,800	21,700	19,241	13%
Aluminium CoP -(Rs./MT)	99,000	99,700	(1%)	1,01,100	1,00,400	1,02,300	(2%)
Aluminium CoP -($/MT)	1,602	1,840	(13%)	1,629	1,659	1,879	(12%)
Aluminium CoP - Jharsuguda (Rs/MT)	95,300	97,500	(2%)	98,700	96,900	1,01,800	(5%)
Aluminium CoP - Jharsuguda ($/MT)	1,542	1,799	(14%)	1,591	1,602	1,869	(14%)
Aluminum CoP - BALCO (Rs/MT)	1,06,800	1,04,500	2%	1,06,200	1,07,700	1,03,500	4%
Aluminium CoP - BALCO ($/MT)	1,728	1,926	(10%)	1,709	1,781	1,901	(6%)
Aluminum LME Price ($/MT)	1,708	2,003	(15%)	1,769	1,773	1,974	(10%)

Operational Performance

The Lanjigarh alumina refinery operated at 91% of its rated capacity and produced 227,000 tonnes in Q4 FY 2014, 25% higher than Q3. Full year production was 524,000 tonnes, after restarting the refinery in July 2013. This resulted in a steady increase of alumina feed from Lanjigarh to our smelters, contributing to 28% of the smelters’ alumina requirements in FY 2014 and 49% in Q4.

In Q4, production at the Jharsuguda Plant I and Korba Plant II smelters continued to remain stable and both these plants operated above their rated capacities.

Financial Performance

EBITDA was higher in Q4 and FY 2014, mainly on account of lower average COP, improved premiums, higher volumes and INR depreciation, partially offset by lower LME.

During FY 2014, COP in INR terms, at Jharsuguda, was 5% lower, primarily due to improved efficiencies, reduced power cost, better coal quality and higher proportion of linkage coal. COP in INR terms, at BALCO, was 4% higher, on account of higher coal cost due to tapering of coal linkage, partially offset by operational efficiencies.

During FY 2014, we further improved our cost performance on account of higher efficiency as well as INR depreciation. We continue to maintain our cost position in the second quartile of the global cost curve, despite purchased bauxite and alumina. Our Aluminum Business has delivered an increased EBITDA margin of 16% in FY 2014.

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CIN: L13209GA1965PLC000044

Results for the Fourth Quarter and Full Year Ended 31 March 2014

Projects

We commenced the Korba-III 325kt smelter, achieving first metal tapping in Q4. We produced around 900 tonnes of aluminium with power sourced from the BALCO 810MW power plants. Out of the first 84 pots, 36 pots had been started as of 31 March 2014. We can facilitate upto 84 pots with the existing power plants at BALCO. We expect to commission the balance lines consequent to the commissioning of the 1,200MW power plant, for which we expect to receive regulatory approvals in Q1 FY 2015.

Outlook

We are focused on operationalising the new capacities and the associated power plants. We are also working on feed stock security in terms of bauxite sourcing, alumina sourcing and the coal block start up at BALCO.

Power Business

	Q4			Q3	Full Year
Particulars	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
Production (in million units)
Total Power Sales	2,092	2,638	(21%)	2,196	9,374	10,129	(7%)
2400 MW Jharsuguda power plant[1]	1,701	2,073	(18%)	1,827	7,625	7,530	1%
270 MW BALCO power plant	84	282	(70%)	75	390	1,241	(69%)
100MW MALCO power plant	231	204	13%	236	911	847	8%
274 MW HZL Wind power plants	76	78	(3%)	59	448	511	(12%)

Financials (in Rs. crore except as stated)
Revenue	733	967	(24%)	775	3,574	3,619	(1%)
EBITDA	50	352	(86%)	247	1,025	1,245	(18%)
Average Cost of Generation(Rs./unit)	2.04	1.89	8%	2.27	2.23	2.14	4%
Average Realization (Rs./unit)	3.34	3.20	4%	3.39	3.54	3.33	6%
Jharsuguda Cost of Generation (Rs./unit)	1.76	1.76	—	2.09	2.10	2.08	1%
Jharsuguda Average Realization (Rs./unit)	2.98	3.09	(4%)	3.07	3.26	3.33	(2%)

1.	Includes production under trial run of Nil units in Q4 FY 2014 vs. Nil units in Q4 FY 2013 and Nil units in FY 2014 vs. 795 million units in FY 2013.

Operational Performance

Power sales were 21% lower in Q4 and 7% lower in FY 2014, as compared with the corresponding prior periods, primarily due to lower sales at our Jharsuguda 2,400MW and BALCO 270MW power plants on account of weak market demand and evacuation constraints. The Jharsuguda 2,400MW operated at a plant load factor of 36% during the quarter.

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Results for the Fourth Quarter and Full Year Ended 31 March 2014

Financial Performance

The power generation cost at Jharsuguda during Q4 remained stable at Rs.1.76 per unit, However, cost of generation for the year at Jharsuguda increased marginally as compared with the corresponding prior periods.

Projects

The boiler light up of the first 660MW unit of the 1,980MW Talwandi Sabo power plant was achieved in Q3 and the synchronization was completed subsequently. Coal logistics were established in Q4 and we expect to commence trial runs in Q1 FY 2015.

Outlook

We are focused on commissioning and ramp-up of Talwandi Sabo power plant.

Port Business

We commissioned the Vizag General Cargo Berth (VGCB) in Q4 FY 2013. There has been a continuous increase in the tonnage handled at VGCB. During FY 2014, we handled 4.7 million tonnes and generated an EBITDA of Rs.24 crore.

VGCB is one of the deepest coal terminals on the eastern coast of India, which enables docking of large cape size vessels.

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Results for the Fourth Quarter and Full Year Ended 31 March 2014

Annexure

Debt and Cash

(in Rs. Crore)

Company	31 March 2014			31 December 2013
	Debt	Cash & LI	Net Debt	Debt	Cash & LI	NetDebt
Sesa Sterlite Standalone	38,943	2,459	36,484	40,960	3,667	37,293
Zinc India	—	23,943	(23,943)	—	22,834	(22,834)
Zinc International	—	1,204	(1,204)	—	1,137	(1,137)
Cairn India	—	23,017	(23,017)	566	22,108	(21,542)
BALCO	4,786	1	4,785	5,014	44	4,970
Talwandi Sabo	5,028	22	5,006	4,996	26	4,970
Cairn acquisition SPV [1]	30,614	50	30,564	31,529	105	31,424
Others [2]	1,195	101	1,094	953	135	818
Sesa Sterlite Consolidated	80,566	50,797	29,769	84,018	50,056	33,962

1.	As on 31 March 2014, debt at Cairn acquisition SPV comprises Rs.7,212 crore of bank debt and Rs.23,402 crore of inter-company debt from Vedanta Resources Plc. There was an accrued interest payable of Rs.2,430 crore on the inter-company debt.
2.	Others includes CMT, VGCB, Fujairah Gold, and Sesa Sterlite investment companies.

Debt Maturity Profile

(in Rs. Crore)

Particulars ¹	FY 2015	FY 2016	FY 2017	FY 2018	FY 2019 & Later	Total
Sesa Sterlite Standalone	7,655	2,376	2,759	4,819	10,603	28,213
Sesa Sterlite Subsidiaries	5,744	2,361	2,754	2,204	3,704	16,767

Total	13,399	4,737	5,513	7,023	14,307	44,979

¹	Maturity profile excludes working capital facilities of Rs.12,185 crore.

Debt numbers in the tables above are at book value

Note: Figures in previous periods have been regrouped or restated, wherever necessary to make them comparable to current period.

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CIN: L13209GA1965PLC000044

Results for the Fourth Quarter and Full Year Ended 31 March 2014

For further information, please contact:

Communications Roma Balwani Executive Vice President – Group Communications & CSR	Tel: +91 22 6646 1330 gc@vedanta.co.in

Investor Relations Ashwin Bajaj Senior Vice President – Investor Relations Sheetal Khanduja Assoc. General Manager – Investor Relations Hitesh Dhaddha Manager – Investor Relations	Tel: +91 22 6646 1531 sesasterlite.ir@vedanta.co.in

About Sesa Sterlite Limited

Sesa Sterlite Limited (“Sesa Sterlite”) is one of the world’s largest diversified natural resources companies. Our business primarily involves exploring, extracting and processing minerals and oil & gas. We produce oil & gas, zinc, lead, silver, copper, iron ore, aluminium and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka. Sesa Sterlite has a strong position in emerging markets with over 80% of its revenues from India, China, East Asia, Africa and the Middle East.

Sustainability is at the core of Sesa Sterlite’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities.

Sesa Sterlite is a subsidiary of Vedanta Resources plc, a London-listed company. Sesa Sterlite is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

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CIN: L13209GA1965PLC000044